SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 29, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding cash dividend declaration on the Company’s Series A, I, R, W, AA and BB 10% Cumulative Convertible Preferred Stock.

Security Code # CM-040

June 29, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on June 29, 2004, the following cash dividends were declared:

1.          P1.00 per outstanding share of the Company’s Series A 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

2.          P1.00 per outstanding share of the Company’s Series I 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

3.          P1.00 per outstanding share of the Company’s Series R 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

4.          P1.00 per outstanding share of the Company’s Series W 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

5.          P1.00 per outstanding share of the Company’s Series AA 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

6.          P1.00 per outstanding share of the Company’s Series BB 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	DIVIDEND ADVICE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,205,655 As of April 9, 2004	N/A	N/A

Total No. of Stockholders Domestic Foreign

--------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMP

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. June 29, 2004 __________

Date of Report (Date of earliest event reported)

2. SEC Identification Number _____PW-55 ____ 3. BIR Tax Identification No. ____000-488-793 __

4. Philippine Long Distance Telephone Company _____________________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines ________________ ____________________

Address of principal office Postal Code

8. (632) 814-3664 _________________________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable____________________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

__________________________________________________________________________________

__________________________________________________________________________________

__________________________________________________________________________________

11. Indicate the item numbers reported herein: __________ _________________________________

In compliance with Section 17.1 (b) of the Securities Regulation Code, we disclose that the Board of Directors of the Company, at its meeting held on June 29, 2004 declared the following cash dividends:

1.       P1.00 per outstanding share of the Company’s Series A 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

2.       P1.00 per outstanding share of the Company’s Series I 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

3.       P1.00 per outstanding share of the Company’s Series R 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

4.       P1.00 per outstanding share of the Company’s Series W 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

5.       P1.00 per outstanding share of the Company’s Series AA 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

6.       P1.00 per outstanding share of the Company’s Series BB 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2004, payable on August 31, 2004 to the holders of record on July 28, 2004.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: June 29, 2004